CLEARPOOL EXECUTION SERVICES, LLC

A WHOLLY OWNED SUBSIDIARY OF

CLEARPOOL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clearpool Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 38th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Wald (212-531-8500)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Wald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clearpool Execution Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER VINCENT DISCENZA, JR.
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DI6296527
Qualified in Richmond County
My Commission Expires February ~~03, 2018~~ 8, 2022

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Clearpool Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearpool Execution Services, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 25, 2020

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS:	
Cash	$ 3,767,934
Accounts receivable	6,685,576
Accounts receivable from clearing broker-dealers	3,107,586
Due from related party (see Note G)	612,116
Rebates receivable	48,714
Other assets	103,295
TOTAL ASSETS	**$ 14,325,221**
LIABILITIES AND MEMBER'S EQUITY:	
Liabilities:	
Accounts payable and accrued expenses (see Note E)	$ 5,727,486
Total Liabilities	5,727,486
Member's equity:	
Member's equity	8,597,735
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 14,325,221**

The accompanying notes are an integral part of the statement of financial condition.

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

NOTE A.   ORGANIZATION AND NATURE OF BUSINESS

Clearpool Execution Services, LLC, (the "Company"), a wholly owned subsidiary of Clearpool Group, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited liability company under the laws of the State of New York.

The Company engages in securities commission business on behalf of its clients, including execution, order routing and riskless principal transactions. The Company has entered into clearing agreements with broker/dealers (the "Clearing Brokers") that provide for the securities transactions to be cleared and carried through the Clearing Brokers on a fully disclosed basis.

NOTE B.   SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of Presentation:
The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(2) Use of Estimates:
The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(3) Revenue Recognition:
Under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The guidance requires the Company to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Companies satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments
Revenue from contracts with customers includes commission and connectivity fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE B. SIGNIFICANT ACCOUNTING POLICIES - Revenue Recognition (CONTINUED)

The Company buys and sells securities on behalf of its customers who use the Company's proprietary algorithms. Each time a customer enters into a buy or sell transaction, the Company charges a commission and a connectivity fee ("trading income"). The Company believes the trade execution and the connectivity fee charged to the customers are not distinct within the context of customer's contract. Trading income and related expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. The customer is billed on a monthly basis for the trading income and invoices are due upon presentation.

The Company had outstanding receivable of $3,584,219 and $5,042,148 from contracts with customers at January 1, 2019 and December 31, 2019. The remainder of accounts receivable, consisting primarily of passthrough SEC Section 31 fees, total $1,351,551 and $1,643,428, respectively. The Company had outstanding contract assets or liabilities of $0 at January 1, 2019 and December 31, 2019.

(4) Concentration of credit risk:
The Company maintains cash balances in excess of insured limits and with clearing brokers that are not federally insured. Collateral is not required on accounts receivable and management believes its credit policies are prudent and reflect normal industry terms and business risk. Accounts receivable from clearing broker-dealers are subject to strict capital requirements. It is anticipated that in the event of a default on accounts receivable, normal collection procedures would be followed.

(5) Lease Accounting:
Effective January 1, 2019, the Company recognizes and measures its leases in accordance with ASC Topic 842. The Company is a lessee in several noncancellable operating leases, for office space and technology equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

NOTE C.   ACCOUNTS RECEIVABLE

Accounts receivable represent receivables from non broker-dealer clients and non-clearing broker-dealer clients and are stated net of allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based upon management's periodic evaluation of the collectability of outstanding accounts on an account-by-account basis. The Company had one client with 11% of 2019 revenue and 8% of outstanding accounts receivable as of December, 31 2019. As of December 31, 2019, the Company did not record an allowance for doubtful accounts.

NOTE D.   ACCOUNTS RECEIVABLE FROM CLEARING BROKER-DEALERS

Accounts receivable from clearing broker-dealers at December 31, 2019 was $3,107,586. The Company clears its client transactions through third-party clearing broker-dealers on a fully disclosed basis.

NOTE E.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of $3,103,755 of payables to vendors, $2,574,989 of accrued expenses, and $48,742 of rebates payable to clients.

NOTE F.   LEASES

The Company has obligations as a lessee for office space and technology equipment with initial noncancelable terms less than one year. The Company classified these leases as operating leases. These leases do not contain renewal options and do not include termination options for either party to the lease or restrictive financial or other covenants. The Company has not capitalized these operating leases.

NOTE G.   RELATED PARTY TRANSACTIONS

On June 16, 2016 the Company entered into an agreement to sell certain accounts receivable to the Parent. On August 1, 2018 the Company amended the agreement with the Parent. Throughout 2019, the Company sold $7,970,165 of such receivables to Clearpool Group for a loss.

The Company has an intercompany netting agreement with its Parent and affiliates and offsets its intercompany balances. As of December 31, 2019, the Parent owes the Company $612,116, comprised of the Parent owing the Company $1,325,575, an affiliate owing the Company $21,605 and the Company owing another affiliate through common ownership $735,064. The net balance of $612,116 is included in due from related party on the Statement of Financial Condition.

During 2019, the Company made cash distributions to the parent of $7,640,000 and non-cash distributions by forgiving amounts due from the Parent of $1,750,000.

NOTE H.   INCOME TAXES

Clearpool Execution Services LLC is a wholly owned, disregarded entity of Clearpool Group Inc., a corporation. The tax obligations of Clearpool Execution Services LLC are passed through to their owners and are not the responsibility of the single member LLC. As a result, Clearpool Execution Services LLC is not required to provide for an Income Tax provision.

Clearpool Group Inc. accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 prescribes the use of the asset and liability method whereby deferred assets and liabilities are determined based on differences between the financial reporting and tax basis of the assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE I. CONTINGENCIES

In the ordinary course of business, the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer.

NOTE J. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 pursuant to the alternative method of calculating net capital. At December 31, 2019, the Company had net capital of $1,196,748 which was $946,748 in excess of its required net capital of $250,000.

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

NOTE K. SUBSEQUENT EVENTS

On January 6, 2020 and February 7, 2020, the Company distributed $500,000 and $800,000, respectively, of profits to the Parent.

The Company's Parent signed a definitive sale agreement on January 21, 2020, which is expected to close early in the second quarter of 2020. On February 5, 2020 the Company filed a FINRA Form 1017 for Approval of a Change in Ownership.